FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated first quarter earnings for fiscal year 2019.

Buenos Aires, May 9, 2019—BBVA Francés (NYSE: BFR.N; BYMA: FRAN.BA;

LATIBEX: BFR.LA) reports consolidated first quarter results for the

January-December 2019 fiscal year.

The quarterly and annual consolidated financial statements are presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (“financial statements under IFRS regulations”) which was implemented, on January 1, 2018.

Highlights of the Quarter

•

BBVA Francés’ net income reached AR$ 6,007.6 million for the first quarter of 2019; such result includes the impact of the sale of the 51% of the Bank’s stake in Prisma Medios de Pago S.A (Prisma) and the market valuation of the remaining 49%.

•

The recurring result for the quarter, excluding the impact of the Prisma transaction, totaled AR$ 3,892.2 million, registering an increase of 32.5% compared to the previous quarter and 151.9% compared to the same quarter of 2018.

•

Net operating income amounted to AR$ 15,913.5 million, increasing by 42.3% compared to the previous quarter, and by 98.7% compared to the first quarter of 2018. Operating expenses amounted to AR$ 7,653.4 million, showing an increase of 2.7% and 31.5% compared to the same periods, respectively.

•

In terms of activity, it is important to mention that until September 2018 the balances included the Bank’s stake in Volkswagen Financial Services Compañia Financiera, presented on a consolidated basis. The private sector loan portfolio increased by 2.1% during the quarter and 32.9% in the last twelve months, although including the aforementioned portfolio, growth would have reached 2.1% and 35.6%, respectively The consolidated market share with related companies was 8.6% as of March 31, 2019, earning 30 basis points (bp) compared to the March 2018 quota.

•

As of March 31, 2019, the asset quality ratio (Non-Performing Loans/Total loans) reached 2.21%, with a coverage ratio of 114.42% (Total allowances/NPL). It is important to note that although asset quality indicators show some deterioration, they remain within the lowest levels in the financial system.

•	Total deposits grew at a higher rate than loans, both during the quarter and annually, increasing by 7.4% and by 74.2%, respectively.

•

On February 28, 2019, BBVA Francés issued Series 26 of its bonds (Obligaciones Negociables) for a total amount of AR$ 529.4 million, with 9 month maturity and a fixed 43% interest rate payable at maturity, and Series 27 of its bonds for a total amount of AR$ 1,090 million, with 18 months maturity at Badlar + 6.25% interest rate and quarterly interest payments.

•

As of March 31, 2019, BBVA Francés had a total consolidated capital ratio of 15.3%, which represents an excess of AR$ 20,124.4 million or 86.6% over the minimum required. The Tier I ratio reached 14.6%.

•	Liquid assets accounted for 60.3% of the Bank’s total deposits as of March 31, 2019.

•	The bank continued to increase its client base, reaching 2.9 million of total clients.

Other events

•

On February 1, 2019 within the framework of the Divestment Commitment assumed by Prisma Medios de Pago S.A. and its shareholders before the antitrust regulatory authority (Comisión Nacional de Defensa de la Competencia), 2,344,064 common book-entry shares with a par value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. were transferred to AI ZENITH (Netherlands) B.V. (company associated with Advent International Global Private Equity), equivalent to 51% of the Bank’s shareholding in said company.

The estimated total price adjusted at the closing date was USD 78.3 million, of which the Bank received USD 46.5 million. Payment of the USD 31.8 million difference will be deferred over the next five years. 30% of said amount will be paid in AR$ adjusted by the CER at a 15% nominal annual rate and 70% will be paid in US. dollars at a nominal annual rate of 10%.

The remaining shareholding (49%) was valued at fair value through profit or loss on the basis of valuation reports obtained from independent professionals, net of the adjustment required by the BCRA.

•

On April 24, 2019 the Shareholders’ Meeting approved the merger by absorption of BBVA Francés Valores S.A, by BBVA Francés S.A. with the objective of optimizing operating costs by unifying resources and processes.

•

Additionally, the Shareholders’ Meeting also approved the payment of dividends in cash for a total amount of AR$ 2,407 million, representing a payout ratio of 25%. The payment of such dividends will be effective on May 16, 2019.

Regulatory Changes

•

The BCRA, through its Communication “A” 6641 dated February 1, 2019, redefined the structure of minimum cash requirements, establishing for sight deposits a minimum requirement of 30% integrated in cash, 5% integrated in BOTES 2020 and 10% integrated in Leliq. For time deposits up to 29 days, these percentages are 17%, 5% and 13% respectively. These requirements are reduced as the term of the deposits increases, reaching 0% reserve requirement for deposits longer than 90 days.

•

On February 7, 2019, the BCRA established that the net daily position that financial entities hold in Leliqs and repo transactions in local currency against the BCRA could not exceed the highest between the regulatory capital (referred to as “Responsabilidad Patrimonial Computable” or RPC) or the 65% of the daily average of total deposits in pesos, excluding the ones from the financial sector, both from the previous month. For entities that are above these limits at the date of publication of this communication, they will be allowed to gradually decrease their position from 100% to the limit of 65% with a deadline of April 30, 2019.

•

Further, the BCRA established through its Communication “A” 661 established, as of March 28, 2019, the maximum limit for the daily position of Leliqs in 100% of highest between the monthly average of daily balances of total deposits in local currency (excluding those of the financial sector) and the residual value of the negotiable obligations issued in AR$ and the regulatory capital (RPC).

•

As a result of the increase in inflation in recent years, the Argentine economy is considered hyperinflationary. Therefore, IAS 29 should be applied in connection with annual financial statements or interim financial statements ending after July 1, 2018.

The application of the guidelines established by the IAS 29 are exempt, and its validity will be effective from January 1, 2020, as established by the BCRA through its Communication “A” 6651 issued on February 22, 2019. Therefore BBVA Frances has not applied such requirements and will not restate its financial statements until such date.

•

On April 5, 2019, through its Communication “A” 6667, the BCRA published a regulation allowing users (whether customers or non-customers) to make fixed term deposits in pesos at any bank through digital, web and mobile channels, with a debit to a sight account in pesos in another entity.

•

Further, on April 17, 2019, the BCRA issued Communication “A” 6680, which sets the maximum term for entities to credit the vendor or affiliated merchant account for the amount of each sale paid in a payment through the use of credit cards and / or purchase issued by them, at 10 business days from the date of purchase, and prohibits charging interest or commission for that settlement period.

•

Additionally, on the same date, the BCRA issued Communication “A” 6691 prohibiting the of collection of commissions for cash deposits in pesos in account whose holders are individuals or legal entities who have the status of micro-, small- and medium-size companies (MiPyMEs).

Economic Environment

		Quarter ended
Main Macroeconomic figures		03-31-19	12-31-18	03-31-18
GDP	var % y/y	n/d	-6.2%	-4.1%
Inflation End of period	var % y/y	54.7%	47.6%	25.4%
	var % q/q	11.8%	11.5%	6.7%
CER	Quarterly adjustment	9.3%	16.3%	7.0%
Exchange Rate	Pesos x US$	43.35	37.81	20.14
Reserves	US$	66,187	65,806	61,726
Fiscal Balance	Primary - billion of $	10,347	(185,672)	(31,001)
Trade Balance	US$ (billion)	2,015	2,631	(2,373)
Total Private Loans	var % q/q	3.5%	-4.3%	9.2%
	var % y/y	26.2%	33.1%	56.7%
Total Private Deposits	var % q/q	11.1%	11.2%	3.4%
	var % y/y	73.7%	61.7%	31.3%
Interest rate	Monetary policy (eop)	68.2%	59.3%	27.3%
	Badlar (weighted avg. quarterly)	41.7%	50.2%	22.8%

From August 8, 2018, the reference rate of the monetary policy is the one of the Leliq rate. From October 1, 2018, the reference rate is defined as the average rate resulting from daily operations of Leliq with financial institutions.

Argentine economic activity, measured by GDP, fell 2.5% in 2018. This situation was mainly attributed to the poor harvest, caused by the severe drought occurred at the beginning of the year, and followed by the local FX crisis. During the fourth quarter of 2018, GDP showed a yearly decrease of 6.2% year-to-year. The Monthly Estimator of Economic Activity (EMAE) with data up to February increased 0.2%, (seasonally adjusted series) monthly.

In line with the decline in activity, the unemployment rate climbed to 9.1% in the fourth quarter of 2018 from 7.2% in the same period of previous year.

During the first quarter of 2019 the primary fiscal surplus accumulated AR$ 10.3 billion, improving 130% annually from de deficit of AR$ 30.1 billion recorded in the same period of 2018. From January to March 2019, the public debt interest payment has accumulated AR$ 125.1 billion, an increase of 106.7% compared to the same period of 2018.

In the first quarter of 2019, inflation registered 11.8% mainly due to the pass-through effect of the currency devaluation to prices, the annual variation reached 54.7%.

In the external sector, the accumulated trade surplus reached USD 2.0 billion during the first quarter of 2019, in contrast with a deficit of USD 2.4 billion in the same period of the previous year. The performance of the trade balance is the result of total exports in the period USD 14.2 billion (-2.3% y/y) and total imports of USD 12.2 billion (-28.0%).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 43.5 per U.S. dollar on March 31, 2019, increasing 14.7% compared to the AR$ 37.8 rate registered at the end of December 2018 and 115.2% from the same period of the previous year. The international reserves increased by USD 381 million in the first quarter of 2019 reaching USD 66.2 billion.

During the first quarter of 2019, the stock of non-financial private sector loans increased 3.5%, showing a recovery after a -4.2% drop in the last quarter of 2018. In annual terms, the balance of this portfolio increased 26.2%.

Private deposits grew 11.1% during the quarter and 73.7% in the last twelve months, suitable performance of domestic currency deposits (7.4% and 47.9%, respectively). It is important to highlight the stability of deposits, which evidences scarce transmission of the FX crisis to the financial sector.

Presentation of the Information

•	The consolidated financial statements are presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (financial statements under IFRS regulations).

•

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Francés (Francés Valores and Francés Administradora de Inversiones). As of the first quarter of 2018, the Bank’s share interest in PSA Finance is no longer disclosed on a consolidated basis but is recorded as “Investments in associates” (recorded under the proportional equity method), and the corresponding results are recorded as “Income from associates”, as with Rombo Compañia Financiera. As of September 25, 2018, the Bank’s share interest in Volkswagen Financial Services is no longer disclosed on a consolidated basis.

•	The balances in foreign currency as of March 31, 2019 were converted into pesos at the reference exchange rate published by the BCRA for such date (AR$ 43.3533/USD).

•

The information in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to IFRS 9 and the impact of inflation adjustment according to IAS 29.

Quarterly Results

Condensed Income Statement (1)	Quarter ended			Δ% Quarter ended 3/31/19 vs Quarter ended
In thousands of pesos except EPS, ADS	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Net interest income	9,751,251	8,462,827	5,084,027	15.2%	91.8%
Net fee income	1,494,815	1,504,195	679,719	-0.6%	119.9%
Net income of financial instruments	2,464,277	197,044	330,347	1150.6%	646.0%
Result from assets at amortised cost	(4,183)	(67,243)	1,367	-93.8%	n/a
Foreign exchange difference	1,174,542	977,628	695,250	20.1%	68.9%
Other operating income	3,390,923	1,206,843	1,742,608	181.0%	94.6%
Provision for loan losses	(2,358,139)	(1,097,883)	(526,194)	114.8%	348.2%
Net operating income	15,913,486	11,183,411	8,007,124	42.3%	98.7%
Personnel expenses	(2,712,587)	(2,570,310)	(1,957,189)	5.5%	38.6%
Administrative expenses	(2,044,423)	(2,196,156)	(1,508,192)	-6.9%	35.6%
Depreciation and amortization of assets	(358,361)	(249,685)	(199,042)	43.5%	80.0%
Other operating expenses	(2,538,043)	(2,433,597)	(2,153,710)	4.3%	17.8%
Operating Expenses	(7,653,414)	(7,449,748)	(5,818,133)	2.7%	31.5%
Operating income	8,260,072	3,733,663	2,188,991	121.2%	277.3%
Income from associates and joint ventures	117,003	570,342	39,877	-79.5%	193.4%
Net income before income tax	8,377,075	4,304,005	2,228,868	94.6%	275.8%
Income tax from continuing operations	(2,366,004)	(1,366,363)	(662,724)	73.2%	257.0%
Net income Including non-controlling shareholders	6,011,071	2,937,642	1,566,144	104.6%	283.8%
Net income attributable to non-controlling shareholders	3,452	1,014	20,846	240.4%	-83.4%
Net income	6,007,619	2,936,628	1,545,298	104.6%	288.8%
Other comprehensive income	(184,020)	51,475	5,175	n/a	-3655.9%
Total net income	5,823,599	2,988,103	1,550,473	94.9%	275.6%
Earnings per share (2)	9.81	4.79	2.52	104.6%	288.8%
Earnings per ADS (3)	29.42	14.38	7.57	104.6%	288.8%

(1)	Exchange Rate: $43.3533 = u$s 1
(2)	Assumes 612,659,638 ordinary shares.
(3)	Each ADS represents three ordinary shares

BBVA Francés’ net income amounted to AR$ 6,007.6 million for the first quarter of 2019. This result includes both the result of the sale of Prisma and the market valuation of the remaining stake.

Excluding such impact, net income for the quarter would have totaled AR$ 3,892.2 million, registering an increase of 32.5% compared to the fourth quarter of 2018 and of 151.9% compared to the first quarter of 2018.

Main figures				Δbp Quarter ended 03/31/2019 vs quarter ended
	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
ROA (Average Assets) (1)	6.6%	3.4%	2.9%	314	370
Accumulated ROA		3.4%		1	—
ROE (Average Shareholders’ Equity) (1)	58.8%	31.7%	20.4%	(308)	3,840
Accumulated ROE		28.5%		106	—
NIM (1)(2)	18.2%	13.2%	12.2%	160	598
NIM with foreign exchange difference (1)(2)	20.3%	15.5%	14.1%	51	625
Efficiency ratio (3)	37.0%	48.0%	56.7%	142	(1,975)
Accumulated Efficiency ratio		43.5%		(387)	—

(1)	Annualized.
(2)

NIM: ((Net interest income + Gross income tax Nil+ Cost of deposits insurance) + (Net income of financial instruments + Results from assets at amortised cost - Non deliverable forward)) / Interest Earning Assets

(3)

(Personnel and administrative expenses + Depreciations and amortizations) / ((Net interest income + Gross Income Tax + Cost of the deposits insurance) + (Fee income + Net income of financial instruments + Results from assets at amortised cost + FX Difference + Fees included in other operating income))

Net Operating Income

Net operating income		Quarter ended		Δ% Quarter ended 3/31/19 vs Quarter ended
In thousands of pesos	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Net interest income	9,751,251	8,462,827	5,084,027	15.2%	91.8%
Net fee income	1,494,815	1,504,195	679,719	-0.6%	119.9%
Net income of financial instruments	2,464,277	197,044	330,347	1150.6%	646.0%
Result from assets at amortised cost	(4,183)	(67,243)	1,367	-93.8%	n/a
Foreign exchange difference	1,174,542	977,628	695,250	20.1%	68.9%
Other operating income	3,390,923	1,206,843	1,742,608	181.0%	94.6%
Provision for loan losses	(2,358,139)	(1,097,883)	(526,194)	114.8%	348.2%
Net operating income	15,913,486	11,183,411	8,007,124	42.3%	98.7%

Net operating income amounted to AR$ 15,913.5 million, increasing by 42.3% compared to the previous quarter and by 98.7% compared to the first quarter of 2018.

During the third quarter of 2018 a reclassification was performed due to the change in criteria regarding the deferral of credit card emission fees, which were previously recorded as net interest income and are now recorded as net fee income and other operating income.

Additionally, during this first quarter, insurance fees and fees from credit card consumption in USD previously registered in other operative income are now recorded as net fee income.

The items that make up net operating income are disclosed in more detail below.

•	Net interest income

Net Interest Income	Quarter Ended			Δ% Quarter ended 03/31/19 vs Quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Interest Income	18,375,643	17,731,588	7,892,864	3.6%	132.8%
Loan interest income	11,030,023	10,591,572	6,294,049	4.1%	75.2%
Income from adjustments (CER/UVA)	1,585,079	2,095,561	332,413	-24.4%	376.8%
Income from Public Securities	4,725,693	4,401,601	952,624	7.4%	396.1%
Others	1,034,848	642,854	313,778	61.0%	229.8%
Interest Expenses	-8,624,392	-9,268,761	-2,808,837	-7.0%	207.0%
Interest Expenses	-8,328,960	-8,819,963	-2,650,433	-5.6%	214.2%
Expenses from adjustments (CER/UVA)	-295,432	-448,798	-158,404	-34.2%	86.5%
Net Income Interest	9,751,251	8,462,827	5,084,027	15.2%	91.8%

Net interest income increased by 15.2% compared to the previous quarter and by 91.8% compared to the first quarter of 2018.

Compared to the fourth quarter of 2018, interest income increased by 3.6% whereas interest expenses decreased by 7% mainly due to a lower average cost of funds.

Net interest income registered a positive performance during the quarter. Although average interest rates showed a decrease in the period for both loans and public bonds, there was also a decrease in liabilities rates, evidencing an adequate management of the prices of the different products in a volatile environment.

NIM

Interest-Earning Assets & Interest-Bearing Liabilities $ + USD	03-31-2019		Quarter ended 12-31-2018		03-31-18
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	242,964,225	31.2%	217,129,504	33.0%	158,676,684	19.4%
Interest-Bearing Liabilities	214,652,486	16.2%	200,277,049	18.3%	124,753,037	8.8%
NIM without foreign exchange differences	18.19%		13.22%		12.22%
NIM including foreign exchange differences	20.34%		15.47%		14.09%
NIM $ without foreign exchange differences	24.40%		17.38%		15.71%
NIM USD without foreign exchange differences	5.68%		4.02%		2.65%

The net interest margin (NIM) including the results for foreign currency exchange differences amounted to 20.34%, including the impact of the market valuation of the remaining stake in Prisma. Excluding this effect, NIM would have reached 17.75%, registering an increase compared to the ratio of 15.47% for the previous quarter.

The ratio net of foreign exchange difference also registered an increase, from 13.22% to 18.19%.

The NIM in local currency (excluding FX differences) amounted to 24.4%, including the impact of Prisma, in addition, during the quarter lower asset interest rates were registered, for both loans and public bonds, offset by lower liability rates.

The NIM in foreign currency increased to 5.68%, mainly as a result of the increase in the public securities rates.

The following table shows return on assets and cost of liabilities by currency: in pesos and U.S. dollars.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $	03-31-19		12-31-18		03-31-18
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	162,369,052	43.9%	149,500,133	45.9%	116,214,892	25.3%
Public sector instruments	44,712,518	49.6%	33,205,496	55.4%	17,074,738	27.1%
Loans	116,879,331	41.8%	115,744,267	43.1%	98,088,733	25.1%
Other interest-earning assets	777,204	46.1%	550,371	50.0%	1,051,420	21.9%
Interest-Bearing Liabilities	111,221,798	31.0%	107,301,171	33.8%	76,900,411	14.2%
Saving Accounts	29,334,491	0.2%	25,939,217	0.2%	26,907,592	0.2%
Time Deposits	69,547,645	42.3%	59,059,496	44.9%	40,548,320	21.5%
Current accounts with interest	7,350,478	36.2%	18,001,228	41.5%	5,420,745	21.7%
Debt Securities	3,007,409	46.2%	2,169,727	57.7%	1,902,136	26.2%
Other interest-bearing liabilities	1,981,775	47.3%	2,131,504	45.6%	2,121,619	25.5%

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities USD	03-31-19		12-31-18		03-31-18
(Average in thousands of pesos)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	80,595,172	5.6%	67,629,371	4.7%	42,461,611	3.3%
Public sector instruments	15,510,718	8.8%	7,613,872	5.3%	10,059,974	3.9%
Loans	62,771,546	5.0%	58,412,232	4.7%	31,427,615	3.2%
Other interest-earning assets	2,312,908	1.7%	1,603,267	1.3%	974,023	1.2%
Interest-Bearing Liabilities	103,430,688	0.4%	92,975,878	0.4%	47,852,625	0.2%
Saving Accounts	80,600,054	0.0%	71,129,594	0.0%	38,552,881	0.0%
Time Deposits	17,334,943	0.6%	16,177,943	0.6%	8,279,777	0.8%
Current accounts with interest	401,194	0.0%	448,104	0.0%	642,250	0.0%
Other interest-bearing liabilities	5,094,497	5.5%	5,220,237	4.4%	377,717	2.8%

•	Net fee income

Net fee income		Quarter ended		Δ% Quarter ended 03/31/19 vs quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Net fee income	1,494,815	1,504,195	679,719	-0.6%	119.9%
Fee income	3,814,183	3,562,964	2,034,541	7.1%	87.5%
Fee charges on deposits accounts	1,109,927	1,069,235	813,236	3.8%	36.5%
Credit cards and operations	1,250,022	1,440,625	477,967	-13.2%	161.5%
Checks	326,004	301,939	204,868	8.0%	59.1%
Capital markets and securities activities	51,074	40,156	52,756	27.2%	-3.2%
Fees related to foreign trade	181,020	165,003	77,628	9.7%	133.2%
Services of collection	521,129	446,457	256,835	16.7%	102.9%
Generated by subsidiaries	97,114	72,603	113,351	33.8%	-14.3%
Other fees	277,894	26,945	37,902	931.3%	633.2%
Fee Expenses	-2,319,368	-2,058,769	-1,354,822	12.7%	71.2%

Net fee income remained at similar level compared to the previous quarter, whereas it grew 119.9% compared to the first quarter of 2018, partly as a result of the reclassification of accounts due to the change in criteria regarding the deferral of credit card emission fees implemented during the third quarter of 2018.

In addition, during the quarter, insurance fees and fees from credit card consumption in USD were reclassified, from other operative income to other fees and fees for credit cards and operations.

Fee income increased by 7.1% compared to the previous quarter due to higher fees charged on deposit accounts, by collection and transfer services and by the previously mention reclassification . Those were partially offset by lower fees for credit cards and ATM operations. Compared to the same quarter of 2018, net fee income grew by 87.5%.

It is important to mention that despite the decrease in fees for credit card, BBVA Francés reached 14.62% of credit card consumption market share, gaining 65 bps in the last twelve months.

Fee expenses increased by 12.7% over the quarter and by 71.2% compared to the first quarter of 2018, mainly due to fees related to the loyalty program and higher credit card processing charges.

In the new disclosure format applied beginning the first quarter, of 2018 certain fee items are accounted for in “Other operating income”.

•	Net income from measurement of financial instruments at fair value through profit or loss

Net income from measurement of financial instruments	Quarter ended			Δ% Quarter ended 03/31/19 vs Quarter ended
at fail value through profit or loss (in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Net income of financial instruments at fail value	2,464,277	197,044	330,347	1150.6%	646.0%
Income from public securities	864,288	338,665	187,393	155.2%	360.0%
Income from private securities	1,591,884	(264,903)	93,362	-700.9%	1605.1%
Income from interest rate swaps	(126,485)	(154,737)	1,649	-18.3%	n/a
Non deliverable forward	112,613	255,661	39,614	-56.0%	184.3%
Income from corporate bonds	21,977	22,358	7,829	-1.7%	180.7%

Net income from measurement of financial instruments at fair value recorded a gain of AR$ 2,464.3 million in the first quarter of 2019, including the market valuation of 49% stake in Prisma, compared to a gain of AR$ 197.1 million registered in the previous quarter.

In addition a higher income from public securities was registered during the quarter, partially offset by a lower result from foreign currency forward transactions and by the loss registered in connection with interest rate swaps.

•	Foreign Exchange Difference

Foreign Exchange Difference	Quarter Ended			Δ% Quarter ended 03/31/19 vs Quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Foreign Exchange Difference	1,174,542	977,628	695,250	20.1%	68.9%
FX trading	1,345,238	1,392,557	532,290	-3.4%	152.7%
long/Short FX net balance	-170,696	-414,929	162,960	-58.9%	-204.7%

Foreign exchange difference registered the gain generated by foreign currency buying and selling activity, which during this quarter was partially offset by the loss originated by the devaluation of the peso over the foreign currency position of the Bank.

•	Other operating income

Other Operating Income	Quarter ended			Δ% Quarter ended 03/31/19 vs Quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Operating Income	3,390,923	1,206,843	1,742,608	181.0%	94.6%
Safe deposits	122,349	113,798	100,082	7.5%	22.2%
Insurance	—	196,278	167,575	-100.0%	-100.0%
Fees on USD credit cards consumption	1,939	132,134	56,526	-98.5%	-96.6%
Interest on loans and fees related	218,511	178,668	81,319	22.3%	168.7%
Other fees	97,269	130,737	55,900	-25.6%	74.0%
Total other fees	440,068	751,615	461,402	-41.5%	-4.6%
Reverse income tax provision	—	—	1,021,500	—	—
Prisma Sale	2,695,720	—	—	—	—
Other operating income	255,135	455,228	259,706	-44.0%	-1.8%

Other operating income registered a gain during the quarter mainly due to the result of the sale of Prisma.

Other fees decreased by 41.5% consequence of the reclassification of insurance fees and fees on credit    card consumption in USD, which are recorded as Net income fee beginning since the first quarter.

Operating Expenses

Operating Expenses	Quarter ended			Δ% Quarter ended 3/31/19 vs
In thousands of pesos	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Personnel expenses	(2,712,587)	(2,570,310)	(1,957,189)	5.5%	38.6%
Administrative expenses	(2,044,423)	(2,196,156)	(1,508,192)	-6.9%	35.6%
Depreciation and amortization of assets	(358,361)	(249,685)	(199,042)	43.5%	80.0%
Other operating expenses	(2,538,043)	(2,433,597)	(2,153,710)	4.3%	17.8%
Operating Expenses	(7,653,414)	(7,449,748)	(5,818,133)	2.7%	31.5%

Operating expenses amounted to AR$ 7,653.4 million, registering an increase of 2.7% and 31.5% compared to the previous quarter and to the first quarter of 2018, respectively.

The items that make up net operating expenses are analyzed in more detail below.

•	Personnel expenses and administrative expenses

Administrative and personnel expenses	Quarter ended			Δ% Quarter ended 03/31/19 vs quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Personnel expenses	(2,712,587)	(2,570,310)	(1,957,189)	5.5%	38.6%
Administrative expenses	(2,044,423)	(2,196,156)	(1,508,192)	-6.9%	35.6%
Electricity and Communications	(110,161)	(119,859)	(64,192)	-8.1%	71.6%
Advertising and Promotion	(121,581)	(66,638)	(112,503)	82.4%	8.1%
Fees and external administrative services	(92,737)	(106,908)	(60,036)	-13.3%	54.5%
Taxes	(559,847)	(500,439)	(380,433)	11.9%	47.2%
Rents	(170,833)	(241,748)	(151,107)	-29.3%	13.1%
Maintainance, conservation and repairs	(278,866)	(224,436)	(159,145)	24.3%	75.2%
Security Service	(85,565)	(71,750)	(77,006)	19.3%	11.1%
Carriage of valuables	(165,578)	(417,277)	(163,315)	-60.3%	1.4%
Other	(459,255)	(447,101)	(340,455)	2.7%	34.9%

Total Employees	6,153	6,107	6,075	12	25

Total Branches	252	252	251	0	0

Personnel expenses increased by 5.5% compared to the previous quarter and 38.6% compared to the first quarter of 2018, whereas administrative expenses decreased by 6.9% compared to the previous quarter and increased by 35.6% compared to the first quarter of 2018.

The increase in personnel expenses is mainly due to the update in salaries arising from the agreements signed with the labor union and its compensation schemes.

Administrative expenses decreased during the quarter, mainly due to lower charges in carriage of valuables and rents, offset by higher taxes, as a result of higher activity levels, inflation and the increase in foreign currency exchange rates. Also during the quarter higher charges in advertising and promotions and in maintenance, conservation and repairs were experience.

The efficiency ratio for the quarter amounted was 37%.

•	Other operating expenses

				Δ% Quarter ended 03/31/19 vs
Other Operating expenses		Quarter ended		Quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Operating expenses	(2,538,043)	(2,433,597)	(2,153,710)	4.3%	17.8%
Gross income tax	(1,372,502)	(1,278,288)	(725,069)	7.4%	89.3%
Gross income tax NII	(1,090,700)	(1,000,700)	(530,629)	9.0%	105.5%
Gross income tax fees	(281,802)	(277,588)	(194,440)	1.5%	44.9%
Cost of deposits insurence	(109,667)	(102,795)	(65,805)	6.7%	66.7%
Other operating expenses	(1,055,874)	(1,052,514)	(341,336)	0.3%	209.3%

Other operating expenses registered an increase in gross income tax, due to the income in net interest income, fees and income from foreign currency exchange difference, during the period. In addition, beginning in the fourth quarter of 2018, the rate differential between the applied rate and the market rate in credit card financing operations has been recorded under Other operating expenses.

Income from associates

Income from associates shows the result of non-consolidated companies. During the first quarter of 2019 a gain of AR$ 117 million was recorded, mainly due to the equity investment in BBVA Seguros, Volkswagen Financial Services, PSA Finance and Rombo Compañia Financiera.

Balance and activity

Loan portfolio

				Δ% Quarter ended 03/31/19 vs
Net loans		Quarter ended		quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Private & Financial sector loans in $	114,404,420	120,781,796	105,207,692	-5.3%	8.7%
Advances	8,007,919	11,781,284	13,597,142	-32.0%	-41.1%
Discounted and purchased notes	15,814,293	18,382,585	16,630,923	-14.0%	-4.9%
Consumer Mortgages	11,045,297	10,110,286	5,881,749	9.2%	87.8%
Car secured loans	1,650,656	1,660,242	4,844,257	-0.6%	-65.9%
Personal loans	24,421,230	23,586,938	19,376,800	3.5%	26.0%
Credit cards	42,662,066	40,622,378	30,062,625	5.0%	41.9%
Loans to financial sector	6,068,159	9,417,009	4,848,410	-35.6%	25.2%
Other loans	5,887,122	6,340,846	9,191,722	-7.2%	-36.0%
Other receivables	3,609,237	3,593,650	3,627,055	0.4%	-0.5%
Unaccrued interest	(1,234,203)	(1,560,431)	(658,285)	-20.9%	87.5%
Less: Allowance for loan losses	(3,527,356)	(3,152,991)	(2,194,706)	11.9%	60.7%
Private & Financial sector loans in FX	70,901,075	60,640,344	34,228,994	16.9%	107.1%
Advances	11,327	8,029	8,223	41.1%	37.7%
Discounted and purchased notes	7,267,682	7,492,197	2,179,343	-3.0%	233.5%
Credit cards	2,923,037	1,886,633	1,812,303	54.9%	61.3%
Loans to financial sector	293,892	252,704	101,025	16.3%	190.9%
Other loans	61,356,511	51,803,409	30,362,389	18.4%	102.1%
Other receivables	339,239	302,620	119,327	12.1%	184.3%
Less: Allowance for loan losses	(1,290,613)	(1,105,248)	(353,616)	16.8%	265.0%

Total Private Loans	185,305,495	181,422,140	139,436,686	2.1%	32.9%

Total loans to public sector	439	207	142	112.1%	209.2%

Net Total Loans net of other non resident loans	185,305,934	181,422,347	139,436,828	2.1%	32.9%

As of the third quarter, Volkswagen Financial Services Compañia Financiera is no longer recorded on a consolidated basis. Such figures were recorded under car secured loans.

As of March 31, 2019, the private sector loan portfolio amounted to AR$ 185.3 billion, increasing by 2.1% during the quarter and by 32.9% in the last twelve months. Including Volkswagen Financial Services, the private sector loan portfolio would have increased by 2.1% and 35.6% in such periods, respectively.

The market share of loans reached 8.6% by the end of March 2019 including loans from associated companies (VW Financial Services, PSA Finance and Rombo Compañia Financiera), showing an increase of 30 bps in the last 12 months.

During the quarter Argentine peso denominated loans fell by 5.3%, and grew 8.7% annually, (decreasing 5.1% and increasing 12.3%, respectively, when including VW). US dollar denominated loans expressed in AR$ grew 16.9% during the quarter and 107.1% in the last twelve months, mainly due to the re-expression of the new value of the currency, while loans measured in U.S dollars increased approximately 2% during the quarter and decreased 4% annually.

In retail banking, positive growth was recorded in connection with credit card and personal loans, while mortgages loans reflected the impact of the increasing inflation.

The increase shown by commercial loans compared to the previous quarter was mainly due to the depreciation of the peso.

Asset quality ratios

Asset quality ratios	Quarter ended			Δ% Quarter ended 03/31/19 vs quarter ended
(in thousands of pesos)	03-31-19	12-31-18	13-31-18	12-31-18	13-31-18
Non-performing loans (1)	4,210,743	3,572,782	1,017,379	17.9%	313.9%
Allowance for loan losses	(4,817,969)	(4,258,239)	(2,548,322)	13.1%	89.1%
Non-performing loans/net total loans	2.21%	1.92%	0.72%	0.3%	1.5%
Non-performing priv. loans/net priv. loans	2.21%	1.92%	0.72%	0.3%	1.5%
Allowance for loan losses/non-performing loans	114.42%	119.19%	250.48%	-4.8%	-136.1%
Allowance for loan losses/net total loans	2.53%	2.29%	1.79%	0.2%	0.7%

(1) Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

As of March 31, 2019, the asset quality ratio (non-performing loans/total loans) was 2.21% with a coverage ratio (allowances/non-performing loans) of 114.42%.

These indicators show some deterioration in the loan portfolio, mainly due to specific cases in the commercial portfolio.

The cost of risk reached 2.09% recording an increase of 21 bps during the quarter.

The following table shows the evolution of provisions:

Evolution of provisions	Quarter ended			Δ% Quarter ended 03/31/19 vs quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Balance at the beginning of the quarter	4,258,239	4,000,918	2,290,430	6.4%	85.9%
Increase/decrease	1,090,116	1,047,424	526,034	4.1%	107.2%
Increase/decrease-Foreign exchange diff.	164,105	(73,127)	22,159	-324.4%	n/a
Aplications / Reversals	(694,491)	(716,976)	(290,301)	-3.1%	139.2%
Balance at the end of the quarter	4,817,969	4,258,239	2,548,322	13.1%	89.1%

Public sector exposure

Public Sector Exposure	Quarter ended			Δ% Quarter ended 03/31/19 vs quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Bills and Notes from Central Bank	29,726,124	20,202,427	12,316,169	15.3%	29.7%
Treasury and national government	24,580,395	23,822,802	9,929,971	5.4%	108.5%
National Treasury Public Debt $	7,912,149	7,952,858	221,490	36.1%	239.2%
National Treasury Public Debt USD	3,662,256	3,198,818	5,051,412	-63.2%	-32.6%
Treasury Repos USD	13,005,990	12,671,125	4,657,069	57.3%	191.9%
Pesos subtotal	37,638,272	28,155,285	12,537,659	20.5%	57.1%
Dollars subtotal	16,668,246	15,869,944	9,708,481	-5.3%	74.7%

Total Public Sector exposure	54,306,518	44,025,229	22,246,140	9.7%	63.0%

% National Government debt / Assets	6.3%	6.7%	4.4%

Total exposure to the public sector amounted to AR$ 54.3 billion, increasing by 9.7% during the quarter.

Short-term liquidity was allocated in BCRA instruments, which increased by AR$ 8.5 billion or by 15.3% increase during the quarter and 29.7% compared with the same quarter of 2018.

National Government Debt, which represents 6.3% of assets increased by AR$ 757.6 million during the quarter, as a consequence of the increase in the foreign currency debt and the renovation and extension of the repo with the National Treasury during the fourth quarter of 2018 for USD 355 million.

Deposits

Total deposits	Quarter ended			Δ% Quarter ended 03/31/19 vs quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03/31/18	12-31-18	03/31/18
Deposits $ denominated	166,327,714	164,320,011	113,025,228	1.2%	47.2%
Current accounts	29,306,174	29,559,030	24,573,483	-0.9%	19.3%
Saving accounts	38,925,202	46,487,308	31,971,101	-16.3%	21.8%
Time deposits	93,718,587	84,087,508	52,253,943	11.5%	79.4%
Peso denominated	90,029,570	81,019,308	49,240,849	11.1%	82.8%
CER adjusted time deposits	3,689,017	3,068,200	3,013,094	20.2%	22.4%
Other	4,377,751	4,186,165	4,226,701	4 6%	3.6%
Deposits FX denominated	112,379,313	95,189,050	46,927,455	18.1%	139.5%
Current accounts	488,302	375,546	90, 972	30.0%	436.8%
Saving accounts	111,496,825	94,468,865	46,680,889	18.0%	138.8%
Time deposits	183,759	196,201	64,369	-6.3%	185.5%
Other	210,427	148,438	91,225	41.8%	130.7%

Total deposits	278,707,027	259,509,061	159,952,683	7.4%	74.2%

Total deposits amounted to AR$ 278.7 billion as of March 31, 2019, increasing by 7.4% compared to the previous quarter and by 74.2% compared to the first quarter of 2018.

Foreign currency denominated deposits expressed in pesos grew by 18.1% during the quarter and 139.5% in the last twelve months. Measured in the currency of origin, they increased 3.5% in the quarter and 11% compared to the first quarter of 2018.

Deposits in local currency grew by 1.2% and 47.2% compared to the previous quarter and the first quarter of 2109, respectively.

Other funding sources

Other funding sources	Quarter ended			Δ% Quarter ended 03/31/19 vs quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03/31/18	12-31-18	03/31/18
Lines from other banks	5,999,754	5,527,525	829,574	8.5%	623.2%
Senior Bonds	4,228,208	2,473,690	1,839,184	70.9%	129.9%
Total other funding sources	10,227,962	8,001,215	2,668,758	27.8%	283.2%

The increase in lines from other banks corresponds mainly to funds to finance foreign trade operations.

On February 28, 2019, BBVA Francés issued Series 26 of its bonds (Obligaciones Negociables) for a total amount of AR$ 529.4 million, with 9-month maturity and a fixed 43% interest rate payable at maturity, and Series 27 of its bonds for a total amount of AR$ 1,090 million, with 18 months maturity at Badlar + 6.25% interest rate and quarterly interest payments.

Solvency

Central Bank Requirements	Quarter ended			Δ% Quarter ended 03/31/19 vs quarter ended
(in thousands of pesos)	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
CB Minimum Capital Requirements	23,241,773	21,791,415	17,026,890	6.7%	36.5%
Allocated to Asset at Risk	18,903,979	18,103,885	14,042,621	4.4%	34.6%
Market Risk	234,278	92,786	241,847	152.5%	-3.1%
Operational Risk	4,103,516	3,594,744	2,742,422	14.2%	49.6%
Non compliance with others cautios regulations	—	—	—	n/a	n/a
Bank Capital	43,365,989	37,947,122	30,590,907	14.3%	41.8%
Ordinary Capital Level 1 (*)	45,024,464	39,194,657	30,318,764	14.9%	48.5%
Dedusctions Ordinary Capital Level 1	(3,649,725)	(3,188,440)	(2,203,850)	14.5%	65.6%
Capital Level 2	1,991,260	1,940,905	1,700,390	2.6%	17.1%
Aditional Capital Level 1	—	—	775,603	—	-100.0%
Excess over Required Capital	20,124,216	16,155,707	13,564,017	24.6%	48.4%
Excess as % of the capital required	86.6%	74.1%	79.7%	16.8%	8.7%
Risk weighted assets	283,639,646	265,801,467	207,723,520	6.7%	36.5%
Capital Ratio (Central Bank rules) (*)(**)	15.3%	14.3%	14.7%	101	56
TIER I (***)	14.6%	13.5%	13.9%	104	68

(*)	Bank capital / Risk weighted assets
(**)	Includes the 100% of the quarterly result
(***)	Ordinary capital level 1 / Risk weighted assets

BBVA Francés continues to show adequate solvency ratios. As of March 31, 2019 the capital ratio reached 15.3%. The Tier 1 ratio was 14.6% and the excess over required capital was AR$ 20.1 billion

Additional information

	Quarter ended			Δ% Quarter ended 03/31/19 vs quarter ended
	03-31-19	12-31-18	03-31-18	12-31-18	03-31-18
Exchange rate $/USD	43.35	37.81	20.14	14.7%	115.2%
Quarterly CER adjustment	9.3%	16.3%	7.0%	-7.0%	2.2%

Disclaimer

This press release contains or may contain forward-looking statements, including but not limited to estimates of the prospects for the Argentine economy, BBVA Francés’ earnings, business plans, expense and operational structure adjustments, capitalization plan, and trends affecting BBVA Francés’ financial condition and results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) macroeconomic, regulatory or political changes; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) changes in the markets for BBVA Francés’ products and services; (4) increasing competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of BBVA Francés. These forward-looking statements on future events referring only to the date of the document should be taken cautiously. It is advisable to consult the Bank’s Financial Statements and all the documents filed from time to time with the Argentine Securities and Exchange Commission (“CNV”) and the Buenos Aires Stock Exchange

Conference Call

On Thursday May 9, 2019 at 12:30 hs (Argentine time) a conference call will be held to comment on the quarter’s results.

Those who wish to participate should use the following dial-in numbers:

+ 54-11-3984-5677 (from Argentina)

+ 1-844-450-3851 (from the United States)

+ 1-412-317-6373 (from other countries)

Conference ID: BBVA.

To access the webcast:

http://webcastlite.mziq.com/cover.html?webcastId=0e3f384e-19e4-4464-850d-8ab2d1ee07f7

To request the Replay, please dial -in

+1-877-344-7529 (from the United States)

+1-412-317-0088 (from other countries)

The replay will be available until May 21, 2019.

Replay Access code: 10131414

Internet

This Press Release is available on the web page of BBVA Francés.

www.bbvafrances.com.ar

Contacts

Ines Lanusse Cecilia Acuña ines.lanusse@bbva.com	Investor Relations Investor Relations ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and Subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

Communication “A” 6114

	03-31-19	12-31-18	03-31-18
Cash and due from banks	103,990,452	99,105,461	36,917,931
Debt securities at fair value through other comprehensive income	2,049,715	7,508,099	1,162,994
Derivatives	820,604	591,418	168,314
Repurchase agreements	21,425,035	12,861,116	7,144,101
Other financial assets	9,888,314	9,647,526	7,142,873
Loans and other financial intermediation	185,305,934	181,422,347	139,436,828
Loans to the private & financial sector	185,305,495	181,422,140	139,436,686
Advances	8,019,246	11,789,313	13,605,365
Discounted and purchased notes	23,081,975	25,874,782	18,810,266
Secured with mortgages	11,045,297	10,110,286	5,881,749
Car secured loans	1,650,656	1,660,242	4,844,257
Personal loans	24,421,230	23,586,938	19,376,800
Credit cards	45,585,103	42,509,011	31,874,928
Loans to financial sector	6,362,051	9,669,713	4,949,435
Other (*)	67,243,633	58,144,255	39,554,111
Other receivables	3,948,476	3,896,270	3,746,382
Less: Unaccrued interest	(1,234,203)	(1,560,431)	(658,285)
Less: Allowance for loan losses	(4,817,969)	(4,258,239)	(2,548,322)
Public Sector loans	439	207	142
Other debt securities	40,541,600	23,742,631	15,578,336
Financial assets pledged as collateral	5,278,301	4,703,064	3,925,255
Current income tax assets	385	385	1,375
Investments in equity instruments	1,893,207	129,538	145,256
Investments in associates and joint ventures	1,859,414	1,752,322	921,199
Property, plant and equipment	11,609,063	9,816,116	9,024,411
Intangible assets	542,565	510,912	448,944
Deferred income tax asset	274,386	194,036	57,407
Other non financial assets	2,203,245	2,135,859	1,457,379
Non-current assets held for sale	59,776	493,373	741,840
Total Assets	387,741,996	354,614,203	224,274,443
Deposits	278,707,027	259,509,061	159,952,683
Current accounts	29,794,476	29,934,576	24,664,455
Saving accounts	150,422,027	140,956,173	78,651,990
Time deposits	93,902,346	84,283,709	52,318,312
Rescheduled deposits CEDROS	1,951	1,951	1,951
Other deposits	4,586,227	4,332,652	4,315,975
Liabilities at fair value trhough other comprehensive income	1,969,005	692,270	—
Derivatives	1,611,843	1,377,259	245,444
Repurchase agreements	—	14,321	579,184
Other financial liabilities	29,306,624	28,189,392	16,497,979
Financing received the BCRA and other financial insitutions	5,999,754	5,527,525	829,574
Corporate bonds issued	4,228,208	2,473,690	1,839,184
Current income tax liabilities	5,792,030	3,676,444	884,250
Provisions	3,861,057	3,620,723	3,268,894
Other provisions	3,859,458	3,619,240	3,267,758
For eventual compromises	1,599	1,483	1,136
Deferred income tax liabilites	65,808	57,725	514,787
Other non-financial liabilities	11,791,812	10,894,016	7,492,249
Total Liabilities	343,333,168	316,032,426	192,104,228
Total Stockholders’ equity	44,375,264	38,551,665	31,645,338
Equity investments	33,564	30,112	524,877
Total liabilities + stockholders’ equity	387,741,996	354,614,203	224,274,443

BBVA Banco Francés S.A. and Subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

Communication “A” 6114

	03-31-19	12-31-18	03-31-18
Interest Income	18,375,643	17,731,588	7,892,864
Interest on loans to the financial sector	681,141	926,199	246,176
Interest on overdraft	1,528,558	2,100,546	917,500
Interest on documents	1,990,751	2,022,162	865,226
Interest on mortgages loans	261,244	240,762	142,561
Interest on car secured loans	97,747	103,982	316,562
Interest on credit card loans	3,892,306	2,690,676	1,671,465
Interest on financial leases	122,815	134,513	124,947
Interest on personal loans	1,755,947	1,703,271	1,355,898
Interest on other loans	693,658	665,768	651,892
From other banking receivables from financial intermediation	5,856	3,693	1,822
CER adjustment	17,857	24,386	44,416
UVA adjustment	1,567,222	2,071,175	287,997
Income from Public Securities	4,725,693	4,401,601	952,624
Other	1,034,848	642,854	313,778
Interest Expenses	(8,624,392)	(9,268,781)	(2,808,837)
Interest on Current Account Deposits	(669,369)	(1,904,843)	(288,583)
Interest on Saving Account Deposits	(11,506)	(51,867)	(10,820)
Interest on Time Deposits	(7,002,509)	(6,267,054)	(2,074,916)
Interest on interfinancing received loans	(15,255)	(5,074)	(6,892)
Interest on other financing from the financial institutions	(571)	20,225	(10,001)
Interest on other liabilites from financial intermediation	(625,516)	(605,343)	(233,765)
Other interest	(7)	(8)	(40)
UVA adjustment	(295,432)	(448,798)	(158,404)
Other	(4,227)	(5,999)	(25,416)
Net interest income	9,751,251	8,462,827	5,084,027
Net fee income	1,494,815	1,504,195	679,719
Net income of financial instruments	2,464,277	197,044	330,347
Result from assets at amortised cost	(4,183)	(67,243)	1,367
Foreign exchange difference	1,174,542	977,628	695,250
Other operating income	3,390,923	1,206,843	1,742,608
Provision for loan losses	(2,358,139)	(1,097,883)	(526,194)
Net operating income	15,913,486	11,183,411	8,007,124
Personnel expenses	(2,712,587)	(2,570,310)	(1,957,189)
Administrative expenses	(2,044,423)	(2,196,156)	(1,508,192)
Depreciations and amortizations	—	—	(168,658)
Depreciation on Intangible assets	(21,663)	30,646	(30,384)
Other operating expenses	(2,538,043)	(2,433,597)	(2,153,710)
Operating income	8,260,072	3,733,663	2,188,991
Income from associates and joint ventures	117,003	570,342	39,877
Net income before income tax from continuing operations	8,377,075	4,304,005	2,228,868
Income tax from continuing operations	(2,366,004)	(1,366,363)	(662,724)
Net income Including non-controlling shareholders	6,011,071	2,937,642	1,566,144
Net income attributable to non-controlling shareholders	3,452	1,014	20,846
Net income	6,007,619	2,936,628	1,545,298
Other comprehensive income	(184,020)	51,475	5,175
Total income attributable to controlling shareholders	5,823,599	2,988,103	1,550,473

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 9, 2019	By:	/s/ Ernesto Gallardo Jimenez
Name: Ernesto Gallardo Jimenez
Title: Chief Financial Officer